Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE SDOT-YAM LTD.

December 19, 2013

Please sign, date and mail
   your proxy card in the
envelope provided as soon as possible.

ˆ Please detach along perforated line and mail in the envelope provided. ˆ

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE   ☒

1.	To elect and re-elect the following to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:		FOR	AGAINST	ABSTAIN

	(i)	Reelection of Mr. Maxim Ohana	☐	☐	☐

	(ii)	Reelection of Mr. Eitan Shachar	☐	☐	☐

	(iii)	Reelection of Mr. Boaz Shani	☐	☐	☐

	(iv)	Reelection of Mr. Shachar Degani	☐	☐	☐

	(v)	Reelection of Mr. Gal Cohen	☐	☐	☐

	(vi)	Election of Mr. Ram Belnikov	☐	☐	☐

	(vii)	Election of Mr. Amir Rotem	☐	☐	☐
			FOR	AGAINST	ABSTAIN
2.	To approve the compensation terms and conditions for directors who are appointed to the Company's Board of Directors (other than external directors and independent directors), subject to, and in accordance with, the provisions of the Companies Law.		☐	☐	☐
			YES	NO

Are you a controlling shareholder in the Company or have a personal interest in the approval of theresolution? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 2).
			☐	☐
			FOR	AGAINST	ABSTAIN
3.
To ratify and approve a framework of terms and conditions for the extension, renewal and entering into a new insurance policy for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Companies Law.
			☐	☐	☐
			YES	NO

Are you a controlling shareholder in the Company or have a personal interest in the approval of the resolution? (Please note: If you do not mark either Yes or No, your shares will not be voted for Item 3).
			☐	☐
			FOR	AGAINST	ABSTAIN
4.	To approve an amendment to the Company's Articles of Association, primarily to reflect the sale by Tene Investment in Quartz Surfaces L.P of its holdings in the Company, to allow the filling of vacancies in the Board of Directors and to address shareholder proposals.		☐	☐	☐
			FOR	AGAINST	ABSTAIN
5.	To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2013 and its service until the annual general meeting of shareholders to be held in 2014 and to authorize the Board of Directors, upon recommendation of the Audit Committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services.		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.   Please note that changes to the registered name(s) on the account may not be submitted via this method
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

CAESARSTONE SDOT-YAM LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 19, 2013

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Caesarstone Sdot-Yam Ltd. (the “Company”), do hereby nominate, constitute and appoint Yosef Shiran, Yair Averbuch and Michal Baumwald Oron, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of November 13, 2013 at the Annual General Meeting of Shareholders to be held on December 19, 2013 beginning at 5:00pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 37804, Israel, or at any adjournment or postponement thereof. By my signature, I herby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will be voted “FOR” Proposals 1, 4 and 5 and “FOR” Proposals 2 and 3 if "personal interest and control shareholding” are properly indicated on the reverse side by the undersigned shareholder. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side)